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                             _______________, 1998

Interwest Bancorp, Inc.                        Pacific Northwest Bank
1259 West Pioneer Way                          111 Third Avenue
Oak Harbor, Washington 98277                   Seattle, Washington  98101-3207


     Re:  Reorganization -- Tax Consequences

Ladies and Gentlemen:

     This letter responds to your request for our opinion as to certain of the federal income tax consequences of the proposed reorganization (the "Reorganization") of Pacific Northwest Bank ("Pacific"), pursuant to which each outstanding share of common stock of Pacific will be exchanged for one share of common stock of Interwest Bancorp, Inc. ("Interwest") and Pacific will become a wholly owned subsidiary of Interwest.

     We have acted as legal counsel to Pacific in connection with the Reorganization. For the purpose of rendering this opinion, we have examined and relied upon originals, certified copies, or copies otherwise identified to our satisfaction as being true copies of the originals of, the following documents, including all exhibits and schedules attached to them:

     a. The Agreement and Plan of Reorganization, dated as of January 15, 1998, between Pacific and Interwest (the "Plan");

     b. Form S-4 Registration Statement of Interwest filed with the Securities and Exchange Commission on April ___, 1998;

     c. The Proxy Statement of Pacific (included as part of the Registration Statement);

     d. The factual representations set forth in a letter from Pacific and Interwest; and

     e. Such other documents, instruments, records and information pertaining to the Reorganization as we have deemed necessary for rendering our opinion.

     We have assumed, without independent investigation or review, the accuracy and completeness of the facts and representations and warranties contained in those documents or otherwise made known to us, and that the Reorganization will be effected in accordance with the terms of the Plan.

     We have assumed that in connection with the Reorganization and pursuant to the Plan, each share of Pacific's voting common stock will be exchanged for one share of Interwest's voting common stock, and Interwest will become the sole shareholder of Pacific. No fractional



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Interwest Bancorp, Inc.
Pacific Northwest Bank
________________, 1998
Page 2

shares will be involved. Shareholders of Pacific who perfect their dissenters rights under state law will be paid the cash value for their Pacific shares. Such payments will be made by Pacific without reimbursement by Interwest. Upon the consummation of the Reorganization, Pacific will continue business under its existing name and using substantially all of its assets.

     Based upon our review of the facts described above and our analysis of the law, and subject to the qualifications and limitations set forth herein, and the completion of the transactions described in the matter contemplated, it is our opinion that:

1. The acquisition by Interwest of at least eighty percent (80%) of the outstanding shares of Pacific stock, solely for Interwest voting common stock , as described above, will constitute a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code "). Pacific and Interwest will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by Pacific shareholders upon the receipt of Interwest voting common stock solely in exchange for their shares of Pacific stock, pursuant to Section 354(a)(1) of the Code.

3. The basis of the shares of Interwest voting common stock received by Pacific share holders will be the same as the basis of Pacific stock surrendered in exchange there for, pursuant to Section 358(a)(1) of the Code.

4. The holding period of the shares of Interwest voting common stock received by Pacific shareholders will include the holding period during which Pacific stock surrendered in exchange therefor was held, provided that the shares of Pacific stock were held as a capital asset in the hands of the exchanging shareholders on the date of the exchange, pursuant to Section 1223(1) of the Code.

5. No gain or loss will be recognized to Interwest upon the receipt of the shares of Pacific stock in exchange for shares of Interwest voting common stock, as described above, pursuant to Section 1032(a) of the Code.

6. The basis of the shares of Pacific stock received by Interwest will be the same as the basis of such Pacific stock in the hands of Pacific shareholders immediately prior to the exchange, pursuant to Section 362(b) of the Code.

7. The holding period of Pacific stock received by Interwest will include the period during which Pacific stock was held by Pacific shareholders pursuant to Section 1223(2) of the Code.



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Interwest Bancorp, Inc.
Pacific Northwest Bank
________________, 1998
Page 3

8. Where cash is received by any dissenting shareholder of Pacific in exchange for the surrender of all of such shareholder's Pacific stock, the cash will be treated as received by the shareholder as a distribution in redemption of his or her Pacific stock, subject to the provisions and limitations of
     Section 302 of the Code.

     Our opinion represents only our best legal judgment as to the probable federal income tax consequences of the transaction described, based upon existing law. Our opinion is not intended to be a conclusive statement as to all of the tax consequences of the transaction and is expressly limited to the matters addressed. Further, our opinion is not binding upon the Internal Revenue Service (the "IRS") or any court and has no official status of any kind, and no private ruling regarding the matters discussed has been or will be requested from the IRS. The IRS has ruled in a number of private rulings that transactions substantially identical to the Reorganization result in tax consequences consistent with those described in this opinion. Although such rulings do not constitute authority on which we can rely in expressing our opinion, such rulings generally do reflect the position of the IRS. Each shareholder, however, is urged to consult with his or her own tax advisor with respect to their individual tax situation. Our opinion is intended solely for the benefit of Pacific, Interwest and the shareholders of Pacific, and may not be relied upon for any other purpose or by any other person or entity or made available to any other person or entity without our prior written consent.

                                  Very truly yours,

                                Graham & Dunn